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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1)*
                                          -----


                              MICRION CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   59479P102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

        Jeffrey S. Lambert, Strome Susskind Investment Management, L.P.
            100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of person Authorized to Receive Notices and Communications)

                                 July 16, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------               Schedule           ---------------------
  CUSIP NO. 59479P102                   13D                PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strome Susskind Hedgecap Fund, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

      See 13G of Strome Susskind Investment Management, L.P. Filed with the SEC on March 18, 1996.

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          WC

- ------------------------------------------------------------------------------

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                   [_]
5

- ------------------------------------------------------------------------------

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          180,550
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          180,550
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      180,550

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      See 13G of Strome Susskind Investment Management, L.P. Filed with the SEC on March 18, 1996.

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                     Page 3 of 5
                United States Securities and Exchange Commission

                                  Schedule 13D
                         *****************************

Item 1.    Security and Issuer:

           Common Stock, no par value

           Micrion Corporation
           One Corporation Way
           Peadbody, MA 01960-7990

Item 2.    Identity and Background:

           a.  Strome Susskind Hedgecap Fund, L.P.

           b.  100 Wilshire Blvd., 15th Floor
               Santa Monica, CA  90401

           c.  Principal Business:  Investment Partnership

           d.  None

           e.  None

           f.  Delaware

     See 13G of Strome Susskind Investment Management, L.P., filed with the Securities and Exchange Commission on March 18, 1996.

Item 3.    Source and Amount of Funds or Other Consideration.

Investment partnership funds were derived by a combination of cash contributions to the partnership by the limited partners and, additionally, from the use of margin by the partnership.

Item 4.    Purpose of Transaction.

The shares of the issuer were purchased for investment purposes. The partnership will consider making further sales or purchases of the stock.

                                                                     Page 4 of 5
Item 5.    Interest in Securities of the Issuer

a-b. Strome Susskind Hedgecap Fund, L.P. has the shared dispositive power involving 180,550 shares representing 4.5% of the 4,028,064 shares outstanding. (See 13G of Strome Susskind Investment Management, L.P. filed with the Securities and Exchange Commission on March 18, 1996)

c. Transactions by Reporting Person during past 60 days were as follows (all public transactions were effected through Strome Susskind Securities, L.P., an affiliate of the Reporting Person that is a registered broker/dealer, as broker):


- -------------------------------------------------------------------------
DATE        TYPE     # OF SHARES   PRICE   WHERE/HOW TRANSACTION EFFECTED
- -------------------------------------------------------------------------
06-11-96   sl              3,750   33.46       OTC Regular Settlement
- -------------------------------------------------------------------------
06-12-96   sl             24,375   30.54       OTC Regular Settlement
- -------------------------------------------------------------------------
06-13-96   sl             60,750   22.62       OTC Regular Settlement
- -------------------------------------------------------------------------
06-13-96   by              1,875   21.54       OTC Regular Settlement
- -------------------------------------------------------------------------
06-14-96   by             61,500   22.32       OTC Regular Settlement
- -------------------------------------------------------------------------
06-14-96   sl              5,250   21.85       OTC Regular Settlement
- -------------------------------------------------------------------------
06-17-96   sl              1,500   21.71       OTC Regular Settlement
- -------------------------------------------------------------------------
06-20-96   sl                750   19.84       OTC Regular Settlement
- -------------------------------------------------------------------------
06-21-96   sl              3,000   15.96       OTC Regular Settlement
- -------------------------------------------------------------------------
06-24-96   by              3,000   12.20       OTC Regular Settlement
- -------------------------------------------------------------------------
06-25-96   by             11,250   11.79       OTC Regular Settlement
- -------------------------------------------------------------------------
06-27-96   by              7,500   11.79       OTC Regular Settlement
- -------------------------------------------------------------------------
06-27-96   sl              3,750   13.71       OTC Regular Settlement
- -------------------------------------------------------------------------
06-28-96   sl              3,750   14.46       OTC Regular Settlement
- -------------------------------------------------------------------------
07-11-96   by              7,500   12.79       OTC Regular Settlement
- -------------------------------------------------------------------------
07-11-96   sl             11,250   12.67       OTC Regular Settlement
- -------------------------------------------------------------------------
07-12-96   sl              7,500   11.96       OTC Regular Settlement
- -------------------------------------------------------------------------
07-16-96   by              7,500   11.22       OTC Regular Settlement
- -------------------------------------------------------------------------
07-16-96   sl             15,000   11.09       OTC Regular Settlement
- -------------------------------------------------------------------------

- -------------------------------------------------------------------------
07-17-96   sl             11,250   11.59       OTC Regular Settlement
- -------------------------------------------------------------------------
07-18-96   sl                975   12.71       OTC Regular Settlement
- -------------------------------------------------------------------------
07-22-96   by              7,500   11.29       OTC Regular Settlement
- -------------------------------------------------------------------------
07-22-96   sl             26,250   10.73       OTC Regular Settlement
- -------------------------------------------------------------------------
07-23-96   sl             11,250   10.13       OTC Regular Settlement
- -------------------------------------------------------------------------
07-24-96   sl             21,750    9.39       OTC Regular Settlement
- -------------------------------------------------------------------------

d.      Not applicable.

                                                                     Page 5 of 5

e.     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    STROME SUSSKIND HEDGECAP
                                    FUND, L.P.

          July 26, 1996             /s/ Jeffrey S. Lambert
          ----------------          --------------------------------
          Date                      Jeffrey S. Lambert
                                    Chief Financial Officer
                                    for Strome Susskind Investment
                                    Management, L.P.
                                    General Partner of Strome Susskind
                                    Hedgecap Fund, L.P.